

Mail Stop 7010

February 9, 2009

Via U.S. mail and facsimile

Mr. Ara K. Hovnanian
President and Chief Executive Officer
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, NJ 07701

> **RE: Form 10-K for the fiscal year ended October 31, 2008**
> **Definitive Proxy Statement on Form 14A filed February 4, 2009**
> **File No. 001-08551**

Dear Mr. Hovnanian:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Mr. Ara K. Hovnanian
Hovnanian Enterprises, Inc.
February 9, 2009
Page 2

Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies: Finance Subsidiary Net Worth, page F-13

2. Please consider disclosing here or elsewhere in the filing your most restrictive finance subsidiary net worth requirement as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts and the actual amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Note 8 – Mortgages and Notes Payable, page F-18

3. Please consider disclosing here or elsewhere in the filing the specific terms of any material financial ratios and other financial condition tests associated with your Master Repurchase Agreement. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

4. As a related matter, we note your disclosure on page F-20 that your Senior Secured, Senior and Senior Subordinated Notes require you to maintain a fixed charge coverage ratio of no less than 2.0 to 1.0. Please consider revising your filing to also disclose the actual fixed charge coverage ratio as of each reporting date so that readers will understand how much cushion there is between the required ratios and the actual ratios.

Note 17 – Commitments and Contingent Liabilities, page F-29

5. For the amended complaint captioned *In re Hovnanian Enterprises, Inc. Securities Litigation* and the class action suit *Randolph Sewell, et al., v. D'Allessandro & Woodyard, et al.,* it is unclear if it is reasonably possible that a loss may have been incurred. If it is reasonably possible, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Note 21 – Unaudited Summarized Consolidated Quarterly Information, page F-34

6. Please revise your quarterly tables to describe the effect of any unusual or
    infrequently occurring items recognized in each full quarter. For example, your table
    should separately identify or describe impairments or other significant losses
    recognized in each quarter. Please refer to Item 302(a)(3) of Regulation S-K.

Exhibits 31(a) and 31(b)

7. In future filings, the person certifying should not include his title. The person should
    certify in his individual capacity, and not as CEO or CFO.

PROXY STATEMENT FILED APRIL 3, 2008

Compensation Discussion and Analysis, page 11

8. Please clarify for us, and in future filings disclose, the factors that are material to your
    determination of salary. In the "Summary and Peer Group" discussion you state that
    the Committee considered market factors and the company's recent budget cuts and
    downsizing, and that as a result, base salary increases were minimal. However, in the
    "Base Salaries" discussion, it appears that the Committee only considered median
    base salary levels in the Peer Group and other companies with similar revenues.

9. Under "Compensation Mix", you state that stock options are tied to the Company's
    financial performance, but the discussion under "Stock Option Grants" does not
    explain how financial performance is evaluated in determining the amount of stock
    options granted. This discussion only refers to the CEO's recommendations made to
    the Committee, but describes no other basis for the amount of the awards. Please
    explain supplementally, with a view toward future disclosure. In addition, please
    explain how the amount of options granted to the CEO is determined, which based on
    disclosure in your Summary Compensation Table, appears to be considerably higher
    than for other executives.

*   *   *   *

        Please respond to these comments within 10 business days. Please provide us
with a response letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please furnish your
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant